UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                        International Royalty Corporation
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                     460277
                                     ------
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ]   Rule 13d-1(b)

 [ ]   Rule 13d-1(c)

 [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

CUSIP No.    460277


1   Name of Reporting Person:    Chris Verbiski
    I.R.S. Identification No. of above person (entities only): Not Applicable


2   Check the Appropriate Box if a Member of a Group (See Instructions): (a) [X]
                                                                         (b) [ ]

3   SEC Use Only

4   Citizenship or Place of Organization:  Canada


  NUMBER OF         5    Sole Voting Power:  7,325,349 shares
   SHARES
BENEFICIALLY        6    Shared Voting Power:  1,913,000 shares
  OWNED BY
    EACH            7    Sole Dispositive Power:  7,325,349 shares
  REPORTING
   PERSON           8    Shared Dispositive Power:  1,913,000 shares
    WITH

9   Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                9,238,349 shares

10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions):                                                      [ ]

11  Percent of Class Represented by Amount in Row (9):  13.805%

12  Type of Reporting Person:     IN


                               Page 2 of 6 Pages

CUSIP No.    460277


1   Name of Reporting Person:    Coordinates Capital Corp.
    I.R.S. Identification No. of above person (entities only): Not Applicable

2   Check the Appropriate Box if a Member of a Group (See Instructions): (a) [X]
                                                                         (b) [ ]

3   SEC Use Only

4   Citizenship or Place of Organization:  Canada


  NUMBER OF         5    Sole Voting Power:  -0-
   SHARES
BENEFICIALLY        6    Shared Voting Power:  1,913,000 shares
  OWNED BY
    EACH            7    Sole Dispositive Power:  -0-
  REPORTING
   PERSON           8    Shared Dispositive Power:  1,913,000 shares
    WITH

9   Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                1,913,000 shares

10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions):                                                      [ ]

11  Percent of Class Represented by Amount in Row (9):  2.859%

12  Type of Reporting Person:     CO


                               Page 3 of 6 Pages

Item 1.

(a)  Name of Issuer: International Royalty Corporation

(b)  Address of Issuer's Principal Executive Offices:

                                              10 Inverness Drive East, Suite 104
                                              Englewood
                                              CO 80112

Item 2.

(a)  Name of Person Filing: Chris Verbiski and Coordinates Capital Corp.

(b)  Address of Principal Business Office
     or, if none, Residence:
                                       c/o Coordinates Capital Corp.  Suite 1002
                                       TD Place
                                       140 Water Street
                                       St. John's
                                       Newfoundland and Labrador
                                       Canada, A1C 6H6

(c) Citizenship: Canada

(d) Title of Class of Securities: Common Shares

(e) CUSIP Number: 460277


Item 3.

         Not Applicable.


Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 9,238,349 shares

(b) Percent of class: 13.805%


                               Page 4 of 6 Pages

(c) Number of shares as to which the person has:

         (i) sole power to vote or to direct the vote: Chris Verbiski has the sole power to vote or to direct the vote of 7,325,349 shares, which he owns directly. Coordinates Capital Corp., which is wholly owned and controlled by Chris Verbiski, does not have sole power to vote or to direct the vote of any shares.

         (ii) shared power to vote or to direct the vote: Chris Verbiski and Coordinates Capital Corp. share voting power with respect to the 1,913,000 shares directly owned by Coordinates Capital Corp.

         (iii) sole power to dispose or to direct the disposition of: Chris Verbiski has the sole power to dispose or to direct the disposition of 7,325,349 shares. Coordinates Capital Corp. does not have sole power to dispose or to direct the disposition of any shares.

         (iv) shared power to dispose or to direct the disposition of: Chris Verbiski and Coordinates Capital Corp. share dispositive power with respect to the 1,913,000 shares directly owned by Coordinates Capital Corp.


Item 5.  Ownership of Five Percent or Less of a Class


         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


                               Page 5 of 6 Pages

Item 9.  Notice of Dissolution of Group

         Not Applicable.




Item 10. Certification

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 28th, 2007                     Chris Verbiski

                                            /s/ Chris Verbiski
                                            ------------------


                                            Coordinates Capital Corp.

                                            By: /s/ Chris Verbiski
                                                ------------------
                                            Name: Chris Verbiski
                                            Title: President & CEO




                               Page 6 of 6 Pages